SAEBO, Inc.



ANNUAL REPORT

2459 Wilkinson Blvd. Ste 120-B

Charlotte, NC 28208

0

https://www.saebo.com/

This Annual Report is dated April 28, 2021.

BUSINESS

Saebo is a leading international provider of stroke and neuro rehabilitation products for the upper and lower extremities. In 2019, we sold over 13,000 products in 44 countries on six continents. Since its founding, Saebo has generated over $44MM in total revenues. The company is established, well-known in the industry, and its award-winning line of products have been proven effective in over 4,000 hospitals and over 100,000 patient homes around the world. The company is approaching cash flow break-even, so your investment will primarily be used to accelerate growth of an established industry leader.

Saebo is different from most of its competitors. They focus on selling expensive ($25,000-250,000), high tech products with sensors and robotics to hospitals. Great products, but there are a limited number of rehab hospitals to sell to, there's lots of competition, and patients can't use these expensive products at home.

While we do sell capital products to hospitals (average sale price of just $10,000), Saebo's main focus is on selling *"affordable, effective, evidence-based"* products to patients for use in their *homes* as assistive devices or to continue with their rehabilitation. In the US alone, there are over 800,000 new strokes per year, over 600,000 new stroke survivors per year and over

6,000,000 "legacy" stroke survivors from previous years. Saebo has something for all of these survivors – whether it is our free exercise guide (77,656 downloaded worldwide), our free mental practice exercises, or one of our innovative, affordable products, **we can help every single stroke survivor with their recovery.**

Stroke/neuro rehabilitation is a large and growing market that will only increase as the US population ages.

As the #1 cause of long term disability worldwide according to the World Stroke Organization, suffering a stroke can have a devastating impact on quality-of-life, leaving many patients unable to use their hand or leg, and dependent upon others for basic tasks such as dressing or eating.

Based on the latest research demonstrating the brain's innate "cortical plasticity," our innovative products (17 patents to date) help patients "rewire" their brains and regain lost function and mobility.

In the US, our products have been recommended by leading clinicians at each of the Top 10 Rehabilitation Hospitals as ranked by US News & World Reports, and over 2,000 other hospitals nationwide.

Worldwide, our products have been used by an estimated 800,000 patients in over 4,000 hospitals and are currently featured in 14 different stroke rehabilitation textbooks.

With a broad, multi-channel distribution model, we sell our products directly to hospitals, providers, domestic and international distributors, and most importantly patients. In fact, direct-to-patient sales represent the fastest growing segment of our business, and we are proud to offer a 100% money back guarantee on every single product we sell.

In addition to these direct channels, the company also sells products through a range of domestic distributors in the Orthotics and Prosthetics (O&P), Durable Medical Equipment (DME) and Rehabilitation products industries.

Through its wholly owned UK subsidiary, Saebo UK, and through its extensive network of 24 exclusive and non-exclusive dealers the company is currently represented in 38 countries, which accounts for approximately 30% of the company's overall revenue.

Saebo's sophisticated digital marketing platform yields strong organic search rankings and low customer acquisition costs. Our complementary and expanding product line ensures a growing lifetime value of our customers. Finally, product exclusivity and high-touch customer service ensure high gross margins.

The company currently outsources almost all of its manufacturing and administrative/back office functions in order to minimize fixed costs and maximize operational flexibility and customer focus.

Previous Offerings

there have been no offerings prior to the current crowdfunding round

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

2020 Results
The year started with a continuation of the positive trends from the end of 2019 (December 2019 was a record month), with strong direct to patient sales in the US, especially through the on-line shop. With the advent of the COVID-19 pandemic, the vast majority of US rehab facilities that referred patients for products and purchased capital equipment closed temporarily. Further, key international markets in Europe including the UK, Italy, the Netherlands and Germany (combined accounting for over 60% of international sales) all experienced similar facility closures. This resulted in a more than 25% sequential drop in revenue in Q2 '20 compared to Q1, and a 33% drop vs Q2 2019.

In late March, the company took aggressive cost-saving measures including a furlough of 40% of our staff. It took further measures to raise cash including securing a Paycheck Protection Program (PPP) Loan under the CARES Act, an Economic Injury Disaster Loan (EIDL) from the

SBA and "Bounce Back" Loan in the UK through it's wholly-owned UK subsidiary. On the advice of counsel and its accounting firm, the company believes it used the PPP funds only for approved expenses. At the end of 2020, it had not used any of the EIDL or Bounce Back funds.

After the initial decline in revenue in late March/early April, the company's Ecommerce sales rebounded strongly as more patients sought solutions for their rehabilitation at home, since many facilities remained closed. In Q2, International sales and Capital Equipment sales continued to be significantly below Q1 and prior year trends.

By the beginning of Q3, US Direct-to-patient sales were essentially back to pre-COVID levels and above pre-COVID year-over-year growth rates; however, sales of patient and capital products to hospitals and international sales remained significantly behind 2019 levels.

Beginning in July, the company began to again receive orders from its International distributors as Europe was re-opening its economies. We also started to receive some Capital equipment orders and patient referrals from US facilities that were also re-opening. As a result, Q3 2020 revenue was approximately 28% higher than Q2 2020, and within just one percent (1%) of Q3 2019 revenue.

As a result of these very positive revenue trends, we started to bring some of our furloughed employees back in late Q2 and Q3. At the end of 2020, we were back to 84% of our pre-COVID staff level.

The company finished 2020 with net revenue of $3.765MM, down just 11% from 2019 revenue. However, Patient Product revenue actually increased 2% vs. 2019. The bulk of the sales decline was in Capital Product sales, down 29% vs. prior year. However, our Q4 revenue of $1.036MM was actually 2% ahead of Q4 2019 revenue, indicating that the company had returned to pre-pandemic sales levels and with a much lower cost structure.
Because of cost reductions made during the pandemic, total operating costs were $2.688MM, down 15% vs prior year.

For Q4, Operating expenses were a full 18% lower than Q4 '19 at $648K.

As a result, despite $469K less revenue in 2020 vs. 2019, EBITDA actually improved $136K to ($642K). Cash flow was positive for the year due to related parties converting accrued fees to non-interest bearing loans, and a $304K PPP Loan which the company believes should largely be forgiven. As a result, net cash at year end was $174K, up $164K from YE 2019, and the company had access to an additional approximately $100K under its line of credit with CHMG Capital, and had not yet started its Equity Crowdfund on Start Engine.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $174,214.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: CHMG Capital, LLC

Amount Owed: $1,725,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2030

Due and payable upon the sale of all or substantially all of the assets or stock of Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: CHMG Capital, LLC

Amount Owed: $1,119,482.03

Interest Rate: 6.0%

Maturity Date: January 01, 2030

Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: CHMG Solutions, LLC

Amount Owed: $1,979,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2030

Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: CHMG Capital, LLC

Amount Owed: $120,456.92

Interest Rate: 0.0%

Maturity Date: January 01, 2030

Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: CHMG Capital, LLC

Amount Owed: $37,000.00

Interest Rate: 6.0%

Maturity Date: January 01, 2030

Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: Small Business Administration (COVID-19 Economic Injury Disaster Loan)

Amount Owed: $159,900.00

Interest Rate: 3.75%

Maturity Date: June 01, 2050

Principal payments will be repaid monthly after a twelve month payment deferral over the following twenty nine years.

Creditor: First National Bank (COVID-19 SBA Payroll Protection Program Loan)

Amount Owed: $304,600.00

Interest Rate: 1.0%

Maturity Date: April 01, 2022

subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. Principal amounts not forgiven, including accrued interest at 1%, will be repaid after a six month payment deferral over the following eighteen months.

Creditor: First National Bank (COVID-19 SBA Payroll Protection Program Loan)

Amount Owed: $308,120.00

Interest Rate: 1.0%

Maturity Date: February 2, 2026

subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. Principal amounts not forgiven, including accrued interest at 1%, will be repaid after a six month payment deferral over the following eighteen months.

Creditor: National Westminster Bank (COVID-19 UK Bounce Back Loan)

Amount Owed: $65,000.00

Interest Rate: 2.5%

Maturity Date: June 09, 2026

The length of the loan is 6 years, but can be repaid early without paying a fee. No repayments will be due during the first 12 months. Before your first repayment is due, your lender will contact you about further options to: • extend the term of your loan to 10 years • move to interest-only repayments for a period of 6 months (you can use this option up to 3 times) • pause your repayments for a period of 6 months if you have already made at least 6 repayments (you can use this option once)

Creditor: CHMG Capital, LLC

Amount Owed: $237,127.00

Interest Rate: 6.0%

Revolving Line of Credit with a $300,000 limit - payable upon demand

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Henry B. Hoffman Jr.

Henry B. Hoffman Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder

Dates of Service: June 29, 2004 - Present

Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Position: President

Dates of Service: October 22, 2020 - Present

Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Position: Director

Dates of Service: July 01, 2004 - Present

Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Name: Todd D. Wiebusch

Todd D. Wiebusch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Chairman

Dates of Service: June 29, 2004 - Present

Responsibilities: Assists with corporate strategy, directs the procurement and deployment of financial resources, and oversees the company's management team. Responsible for maximizing the value of the company and ensuring sound corporate governance. Manages the company's overseas expansion and international operations.

Position: Director

Dates of Service: June 29, 2004 - Present

Responsibilities: Charts corporate strategy, directs the procurement and deployment of financial resources, and oversees the company's management team. Responsible for maximizing the value of the company and ensuring sound corporate governance. Manages the company's overseas expansion and international operations.

Other business experience in the past three years:

Employer: CHMG Capital, LLC

Title: CEO

Dates of Service: August 05, 2004 - Present

Responsibilities: Corporate Strategy, Investment Decisions, Management of Senior Personnel of Majority owned portfolio companies. CHMG Capital, LLC is a personal investment vehicle operated by Mr. Wiebusch. CHMG Capital, LLC owns 100% of CHMG Solutions, LLC. CHMG Solutions has 13 employees, including Alan Zdyb. Saebo pays CHMG Solutions a fee (at cost) for outsourced billing, collection, accounting, IT and other admin services.

Other business experience in the past three years:

Employer: Courage Ventures Funds, Oy

Title: Partner

Dates of Service: August 01, 2016 - Present

Responsibilities: Assist with making Venture Capital investments in Finnish digital health and wellness companies that aspire to enter the US market

Name: Christopher L. Klett

Christopher L. Klett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: January 15, 2020 - Present

Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

Position: Secretary

Dates of Service: January 01, 2015 - Present

Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

Position: Director

Dates of Service: January 15, 2020 - Present

Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

Name: Alan J. Zdyb

Alan J. Zdyb's current primary role is with CHMG Solutions, LLC. Alan J. Zdyb currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July 01, 2010 - Present

Responsibilities: Voting member of board of directors responsible for controlling the company according to company Bylaws. In his role as VP of Finance for CHMG Solutions, which provides fully outsourced accounting and financial services to the Company, he oversees all aspects of Saebo's finance, accounting, billing and collections functions.

Other business experience in the past three years:

Employer: CHMG Solutions, LLC

Title: VP of Finance

Dates of Service: November 26, 2001 - Present

Responsibilities: Oversees all areas of Finance, Accounting, Accounts Payable, Billing, Collections and IT services for CHMG Solutions and the outsourced services it provides to third party clients, including Saebo. Alan receives 100% of his salary from CHMG Solutions, but spends about 25% of his time on Saebo-related issues/topics.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 1,015,873

Percent of class: 65.62

Title of class: Series B Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 763,170

Percent of class: 65.62

Title of class: Series C Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 1,143,712

Percent of class: 65.62

Title of class: Series D Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 9,197,296

Percent of class: 65.62

Title of class: Common Stock

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 1,847,287

Percent of class: 65.62

RELATED PARTY TRANSACTIONS

Name of Entity: The Dye Stuff Space, LLC

Names of 20% owners: Todd D. Wiebusch

Relationship to Company: Sister company under the common ownership of Saebo's majority investor

Nature / amount of interest in the transaction: The Company's office space is leased at market rates from The DyeStuff Space, LLC ("DyeStuff"), a Company related through common ownership. The total lease expenses to DyeStuff were $70,400 and $ 34,600 for the years ended December 31, 2019 and 2018 (2018 was a partial year), respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and members' equity. The total amount due to DyeStuff under the office lease and for pass through costs at December 31, 2019 and 2018 was $6,000 and $0, respectively.

Material Terms: Lease terminates 8/30/23

Name of Entity: CHMG Solutions, LLC

Names of 20% owners: Todd D.Wiebusch

Relationship to Company: Related through common ownership greater than 20%

Nature / amount of interest in the transaction: The Company has retained CHMG Solutions, LLC ("CHMG"), a company related through common ownership, to provide various outsourced administrative, financial and management services, including, but not limited to, finance, accounting, accounts payable, information technology, and billing and collections services. The services are provided to the Company at CHMG's cost. The total fee expenses due to CHMG were $324,000 for the years ended December 31, 2019 and 2018, respectively. These amounts are included in general and administrative expenses in the Company's statements of operations and stockholders' equity. To conserve the Company's cash, CHMG agreed to convert fees incurred in 2018 and 2019 to notes payable. The notes payable do not accrue interest. The total amounts due under these non-interest bearing notes payable at December 31, 2019 and 2018 were $1,655,000 and $1,331,000, respectively.

Material Terms: The notes do not accrue interest and are due and payable upon the sale of all or substantially all of the assets or stock of the Company. Notes may be prepaid at any time without penalty.

Name of Entity: CHMG Capital, LLC

Names of 20% owners: Todd D. Wiebusch

Relationship to Company: Sister company under common ownership

Nature / amount of interest in the transaction: CHMG Capital, LLC, provides executive consulting services to the Company regarding strategy, cash management, sales and marketing, among other areas. The total consulting services expenses were $150,000 for the years ended December 31, 2019 and 2018, respectively. These amounts are included in general and administrative expenses in the Company's statements of operations and stockholders' equity. To conserve the Company's cash, these amounts were converted to notes payable. The notes payable do not accrue interest. The total amounts due for consulting services at December 31, 2019 and 2018 were $1,575,000 and $1,425,000, respectively. Since 2014, the Company has also borrowed $1,032,482.03 in cash from CHMG Capital for working capital and various growth hires - e.g. Director of International Sales, Director of Digital Marketing and Director of Clinical Services, as well as to invest in various advertising, sales and marketing initiatives - e.g. Hubspot conversion, google, Facebook and other ad spending, and marketing consultants. Interest accrues at 6% on this cash loan. The Company owes CHMG Capital $120,456.92 in unpaid fees from the period before 12/31/14. Interest does not accrue on this note. The company owes $37,000 to CHMG Capital for a loan amount outstanding as of 12/31/17. Interest on this note accrues at 6% per annum. Finally, CHMG Capital has established a Line of Credit to Company in the amount of $300,000 for short term working capital purposes. As of September 30, 2020, there was $245,000 outstanding on the line of credit.

Material Terms: All amounts are due and payable upon the sale of all or substantially all of the assets or stock of the Company. Amounts outstanding may be prepaid at any time without penalty.

OUR SECURITIES

Our authorized capital stock consists of 21,145,517 shares of common stock, par value $0.00 per share. As of December 31, 2020, _9,791,438 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

• Series A Preferred Shares
Voting rights: One vote per share (based on the number of common shares granted upon conversion from preferred to common).
Amount Authorized: 1120000
Amount Outstanding: 1015873
Other Material Rights:
Key Material Rights
Please refer to Exhibit F of the Offering Memorandum for further details.
• Distribution rights and preferences
- Covered by Liquidation/Dividend/Redemption/Conversion/Right of First Refusal.
• Liquidation rights and preferences
- Liquidation preferences over Common Stock. The amount to be paid is the Original Issue Price

of the shares plus any accrued but unpaid dividends. Series A holders hold liquidation preference over other preferred shares and Common Stock.

• Dividend rights
- Entitled to dividends at an interest rate of 5%. Payable when declared by the Board or on liquidation/dissolution/redemption of Series A Preferred Stock.

• Right of first refusal

• Drag Along/Tag Along
- At least 2/3rds of the outstanding Preferred Shares, voting together as a single class, are required for a merger/consolidation/exchange of shares with another entity, or to sell/lease/license/or transfer all or substantially all of the corporation's assets.

• Redemption Rights
- At the option of the Electing Holders, the corporation must redeem the outstanding Preferred Shares by paying cash for each Series A share in the amount of the Series A redemption price.

• Voting Rights
- Except as provided, Preferred Holders will be entitled to the number of votes equal to the number of Common Shares each Preferred Share could convert into. Preferred Holders will vote together with Common Stock holders, except as otherwise provided, as a single class.
- Preferred Holders will vote as a separate class for the election of 3/5 of the company's directors and in relation to the Preferred Stock Protective Provisions.

• Conversion Rights
- Preferred Stock will convert into Common Stock. The conversion rate is calculated by dividing the Original Price by the Conversion Price, determined at the time of conversion. Preferred Stock is automatically converted on a Liquidation Event/IPO/election of preferred shareholders.
- No fractional conversions are allowed, only conversions into full shares.

• Anti-Dilution Rights
- Shares are entitled to preemptive rights as per the Investor Rights Agreement.

• Mandatory Conversion Rights
- Mandatory conversion to Common Shares at the applicable Conversion Price occurs on a Qualified IPO/merger/sale of substantially all assets, or upon election of the majority of the holders.

• Protective Provisions
- As long as 50% of the Preferred Shares remain outstanding, at least two-thirds of Preferred Shareholders must consent to: 1) altering rights of Preferred Stock; 2) altering amount of Preferred Stock; 3) authorize a new class of stock; 4) reclassify Common Stock; 5) Alter Articles or Bylaws in a way that adversely affects the Preferred Stock; 6) Pay dividends (other than to Preferred Stock); 7) Merge/Exchange shares with another entity; 8) Wind down event/Change of Control event; 9) Liquidation event; 10) Initial Public Offering of securities with a value less than $20M and $3 per Common Share); 11) Change size of Board of Directors from 5 directors; 12) Create employee Stock Option Plan.

• Election of Directors Rights
- Holders of Preferred Stock, voting as a single class, will be entitled to elect 3 directors via majority vote of the Preferred Shares.

• No Reissuance Rights
- No Preferred Share or Preferred Shares acquired by the corporation will be reissued. It must be cancelled and returned to the shares of undersigned Preferred Stock.

• Series B Preferred Shares
Voting rights: One vote per share (based on the number of common shares granted upon

conversion from preferred to common).
Amount Authorized: 763170
Amount Outstanding: 763170
Other Material Rights:
Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

• Series C Preferred Shares
Voting rights: One vote per share (based on the number of common shares granted upon conversion from preferred to common).
Amount Authorized: 1160998
Amount Outstanding: 1160998
Other Material Rights:
Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

• Series D Preferred Shares
Voting rights: One vote per share (based on the number of common shares granted upon conversion from preferred to common).
Amount Authorized: 9197296
Amount Outstanding: 9197296
Other Material Rights:
Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

SAEBO, Inc.

By /s/ *Todd D. Wiebusch*

    Name: Todd D. Wiebusch

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Saebo, Inc
Year vs Year Income Statement
For the Twelve Months Ending Thursday, December 31, 2020

	2020	2019	Variance	Variance %
Total SaeboFlex & SaeboReach Units	454.00	569.00	(115.00)	(0.20)
Total SaeboStretch Units	5,235.00	5,606.00	(371.00)	(0.07)
Total Treatment Kit Units	27.00	45.00	(18.00)	(0.40)
Total MAS Units	80.00	123.00	(43.00)	(0.35)
Total Myo Trac Infiniti Units	13.00	21.00	(8.00)	(0.38)
Total Saebo ReJoyce Units	7.00	18.00	(11.00)	(0.61)
Total Saebo Aviva Stim Units	11.00	49.00	(38.00)	(0.78)
Total Saebo Glove Units	2,138.00	2,187.00	(49.00)	(0.02)
Total MASMini Units	128.00	180.00	(52.00)	(0.29)
Total SaeboStim Micro Units	509.00	436.00	73.00	0.17
Total SaeboStep Units	4,118.00	3,691.00	427.00	0.12
Total SaeboVR Units	7.00	9.00	(2.00)	(0.22)
Total SaeboStim One Units	1,240.00	714.00	526.00	0.74
Total SaeboStimPro Units	381.00	0.00	381.00	0.00
TOTAL UNITS	**14,348.00**	**13,648.00**	**700.00**	**0.05**
NET REVENUE				
SaeboFlex & SaeboReach	331,251.42	412,734.44	(81,483.02)	(0.20)
SaeboStretch	741,295.83	775,643.91	(34,348.08)	(0.04)
SaeboAviva Stim	1,934.64	9,292.50	(7,357.86)	(0.79)
SaeboGlove	530,439.35	537,923.76	(7,484.41)	(0.01)
SaeboStim Micro	144,266.73	154,848.79	(10,582.06)	(0.07)
SaeboStep	534,557.93	471,149.74	63,408.19	0.13
SaeboStim One	145,290.63	73,084.47	72,206.16	0.99
SaeboStim Pro	42,933.46	0.00	42,933.46	0.00
Patient Products	**2,471,969.99**	**2,434,677.61**	**37,292.38**	**0.02**
Treatment Kits	233,453.64	288,168.94	(54,715.30)	(0.19)
MAS	484,500.24	702,394.74	(217,894.50)	(0.31)
Myo Trac Infiniti	61,190.30	89,311.82	(28,121.52)	(0.31)
ReJoyce	86,960.23	173,759.30	(86,799.07)	(0.50)
MASMini	314,978.73	398,895.37	(83,916.64)	(0.21)
SaeboVR	49,878.81	84,931.07	(35,052.26)	(0.41)
Capital Equipment	**1,230,961.95**	**1,737,461.24**	**(506,499.29)**	**(0.29)**
GME	59,801.02	75,307.04	(15,506.02)	(0.21)
CEU	14,149.00	18,056.94	(3,907.94)	(0.22)
Bad Debt Allowance	(12,190.05)	(31,677.41)	19,487.36	(0.62)

Total Net Revenue	**3,764,691.91**	**4,233,825.42**	**(469,133.51)**	**(0.11)**
COST OF GOODS SOLD				
SaeboFlex & SaeboReach	180,307.49	106,137.32	74,170.17	0.70
SaeboStretch	243,387.31	279,792.84	(36,405.53)	(0.13)
SaeboAviva Stim	6,353.74	5,215.48	1,138.26	0.22
SaeboGlove	170,615.71	148,965.37	21,650.34	0.15
SaeboStim Micro	83,730.09	141,838.55	(58,108.46)	(0.41)
SaeboStep	330,159.75	226,263.41	103,896.34	0.46
SaeboStim One	61,901.73	42,161.61	19,740.12	0.47
SaeboStim Pro	44,611.70	0.00	44,611.70	0.00
Patient Products	**1,121,067.52**	**950,374.58**	**170,692.94**	**0.18**
Treatment Kits	60,982.60	151,468.41	(90,485.81)	(0.60)
MAS	132,198.69	250,841.27	(118,642.58)	(0.47)
Myo Trac Infiniti	43,887.58	20,779.57	23,108.01	1.11
Saebo ReJoyce	24,872.86	111,017.99	(86,145.13)	(0.78)
MASMini	151,732.00	205,192.00	(53,460.00)	(0.26)
SaeboVR	24,646.03	38,027.24	(13,381.21)	(0.35)
Capital Equipment	**438,319.76**	**777,326.48**	**(339,006.72)**	**(0.44)**
GME	42,232.66	24,970.76	17,261.90	0.69
CEU	0.00	0.00	0.00	0.00
Freight Income	(87,158.41)	(106,623.90)	19,465.49	(0.18)
Freight Expense	204,413.62	204,158.85	254.77	0.00
Freight, net	117,255.21	97,534.95	19,720.26	0.20
Total Cost of Goods Sold	**1,718,875.15**	**1,850,206.77**	**(131,331.62)**	**(0.07)**
GROSS PROFIT				
SaeboFlex & SaeboReach	150,943.93	306,597.12	(155,653.19)	(0.51)
SaeboStretch	497,908.52	495,851.07	2,057.45	0.00
SaeboAvia Stim	(4,419.10)	4,077.02	(8,496.12)	(2.08)
Saebo Glove	359,823.64	388,958.39	(29,134.75)	(0.07)
SaeboStim Micro	60,536.64	13,010.24	47,526.40	3.65
SaeboStep	204,398.18	244,886.33	(40,488.15)	(0.17)
SaeboStim One	83,388.90	30,922.86	52,466.04	1.70
SaeboStim Pro	(1,678.24)	0.00	(1,678.24)	0.00
Patient Products	**1,350,902.47**	**1,484,303.03**	**(133,400.56)**	**(0.09)**
Treatment Kits	172,471.04	136,700.53	35,770.51	0.26
MAS	352,301.55	451,553.47	(99,251.92)	(0.22)
Myo Trac Infiniti	17,302.72	68,532.25	(51,229.53)	(0.75)
Saebo ReJoyce	62,087.37	62,741.31	(653.94)	(0.01)
MASMini	163,246.73	193,703.37	(30,456.64)	(0.16)

SaeboVR	25,232.78	46,903.83	(21,671.05)	(0.46)
Capital Equipment	**792,642.19**	**960,134.76**	**(167,492.57)**	**(0.17)**
GME	17,568.36	50,336.28	(32,767.92)	(0.65)
CEU	14,149.00	18,056.94	(3,907.94)	(0.22)
Freight, net	(117,255.21)	(97,534.95)	(19,720.26)	0.20
Bad Debt Allowance	(12,190.05)	(31,677.41)	19,487.36	(0.62)
Total Gross Profit	**2,045,816.76**	**2,383,618.65**	**(337,801.89)**	**(0.14)**
Gross Profit %	**54.34%**	**56.30%**	**(1.96%)**	**(3.48%)**

OPERATING EXPENSES

Salaries & Benefits

Administrative Salaries & Benefits	84,011.24	172,286.96	(88,275.72)	(0.51)
Direct Cost Not Allocated to COS	73,840.86	131,426.31	(57,585.45)	(0.44)
Marketing Salaries & Benefits	108,863.62	102,269.23	6,594.39	0.06
Sales Salaries & Benefits	397,166.80	650,007.57	(252,840.77)	(0.39)
International Sales Salaries & Benefits	80,683.09	88,565.45	(7,882.36)	(0.09)
Clinical Operations Salaries & Benefits	113,662.25	101,492.08	12,170.17	0.12
Executive Salaries & Benefits	327,438.13	325,156.42	2,281.71	0.01
Total Salaries & Benefits	**1,185,665.99**	**1,571,204.02**	**(385,538.03)**	**(0.25)**

SG&A Expenses

Travel & Entertainment - Sales	0.00	3,622.04	(3,622.04)	(1.00)
Travel & Entertainment - International Sales	7,923.96	37,564.13	(29,640.17)	(0.79)
Travel & Entertainment - Executive	14,236.00	23,563.80	(9,327.80)	(0.40)
Travel & Entertainment - Other	5,411.98	3,843.52	1,568.46	0.41
Travel & Entertainment - Inpatient	0.00	0.00	0.00	0.00
Conventions and Tradeshows	220.20	18,883.60	(18,663.40)	(0.99)
Advertising	173,358.26	99,586.77	73,771.49	0.74
Promotions	501.52	162.83	338.69	2.08
Commissions	0.00	0.00	0.00	0.00
Shipping Expense - Trial & Demo	36,725.97	81,822.38	(45,096.41)	(0.55)
Training - Travel, etc.	5,821.79	18,593.32	(12,771.53)	(0.69)
Training - Instructor Fees	16,207.50	23,890.27	(7,682.77)	(0.32)
Training - CEU Manuals	6,411.28	4,238.14	2,173.14	0.51
Training - Shipping	0.00	0.00	0.00	0.00
Patents and Trademarks	17,724.00	14,676.42	3,047.58	0.21
Research and Development	4,241.64	2,596.63	1,645.01	0.63
Selling, Training, & New Product	**288,784.10**	**333,043.85**	**(44,259.75)**	**(0.13)**
General Insurance	45,020.85	48,607.89	(3,587.04)	(0.07)
Health Insurance	111,058.74	132,085.05	(21,026.31)	(0.16)
Contracted Services	154,411.67	139,143.08	15,268.59	0.11

Marketing Contracted Services	74,988.64	59,851.76	15,136.88	0.25
Outsourcing Services	324,000.00	324,000.00	0.00	0.00
Rent	142,392.65	129,547.93	12,844.72	0.10
HR Services	6,086.09	7,459.23	(1,373.14)	(0.18)
Travel & Entertainment - Administrative	60.50	621.16	(560.66)	(0.90)
Moving	0.00	0.00	0.00	0.00
Other Employee Benefits	360.45	2,003.49	(1,643.04)	(0.82)
Professional Services	31,089.50	20,908.00	10,181.50	0.49
Meetings	0.00	0.00	0.00	0.00
Office Supplies	6,179.01	13,019.91	(6,840.90)	(0.53)
Warehouse Supplies	0.00	0.00	0.00	0.00
Telephone, Data and Cellphones	25,071.28	27,635.01	(2,563.73)	(0.09)
Internet and Website	32,444.40	23,659.07	8,785.33	0.37
Utilities	6,464.82	6,639.34	(174.52)	(0.03)
Equipment and Maintenance	21,058.90	27,606.64	(6,547.74)	(0.24)
Software and Maintenance	110,364.74	185,412.10	(75,047.36)	(0.40)
Postage	324.13	1,187.82	(863.69)	(0.73)
Printing	364.65	1,735.04	(1,370.39)	(0.79)
Dues and Subscriptions	12,252.79	9,615.79	2,637.00	0.27
Recruiting	990.71	409.00	581.71	1.42
Taxes	4,179.28	1,650.52	2,528.76	1.53
Shipping Expense - Other	3,233.49	4,738.63	(1,505.14)	(0.32)
Licenses and Fees	(50.00)	100.00	(150.00)	(1.50)
Fines and Penalties	3,623.86	2,345.10	1,278.76	0.55
Finance and Bank Fees	72,866.35	62,344.45	10,521.90	0.17
(Gain)/Loss on Currency	2,747.09	187.85	2,559.24	13.62
Credit Card Fees Vendor Payments	21,563.26	24,816.61	(3,253.35)	(0.13)
Miscellaneous	(0.38)	278.27	(278.65)	(1.00)
General & Administration	**1,213,147.47**	**1,257,608.74**	**(44,461.27)**	**(0.04)**
Total SG&A Expenses	**1,501,931.57**	**1,590,652.59**	**(88,721.02)**	**(0.06)**
Total Operating Expenses	**2,687,597.56**	**3,161,856.61**	**(474,259.05)**	**(0.15)**
EBITDA	**(641,780.80)**	**(778,237.96)**	**136,457.16**	**(0.18)**
EBITDA %	**(17.05%)**	**(18.38%)**	**1.33%**	**(7.24%)**
NON-OPERATING EXPENSES				
Depreciation	16,959.72	18,918.60	(1,958.88)	(0.10)
Amortization	0.00	0.00	0.00	0.00
(Gain)/Loss on Sales	0.00	0.00	0.00	0.00
Interest Expense Related Party	(16,804.55)	98,204.30	(115,008.85)	(1.17)
Interest Expense	5,412.66	0.00	5,412.66	0.00
Preferred Returns	286,903.62	286,104.81	798.81	0.00
Management Fees	75,000.00	75,000.00	0.00	0.00
Patents and Trademarks	0.00	0.00	0.00	0.00
Other Income	0.00	(3,296.39)	3,296.39	(1.00)

Business Valuation	0.00	0.00	0.00	0.00
Income Tax	0.00	428.00	(428.00)	(1.00)
Prior Period Adjustments	0.00	0.00	0.00	0.00
Total Non-Operating Expense	**367,471.45**	**475,359.32**	**(107,887.87)**	**(0.23)**
Net Income/(Loss)	**(1,009,252.25)**	**(1,253,597.28)**	**244,345.03**	**(0.19)**

Saebo, Inc

Year vs Year Balance Sheet

Thursday, December 31, 2020

	Actual Dec 2020	Actual Dec 2019	Variance
ASSETS			
CURRENT ASSETS			
1(Cash	174,214.04	10,638.42	163,575.62
1: Accounts Receivable	384,826.86	418,426.11	(33,599.25)
1: Less: Allowance for Doubtful Accounts	24,661.99	22,863.96	1,798.03
Net Accounts Receivable	360,164.87	395,562.15	(35,397.28)
1: Inventory	918,718.19	953,360.10	(34,641.91)
1: Prepaid Expenses	44,064.58	29,229.51	14,835.07
1: Other Current Receivables	0.00	0.00	0.00
Total Current Assets	**1,497,161.68**	**1,388,790.18**	**108,371.50**
PROPERTY AND EQUIPMENT			
1' Leasehold Improvements	1,687.85	1,687.85	0.00
1' Machinery And Equipment	189,682.36	190,460.52	(778.16)
1' Furniture And Fixtures	4,149.34	4,149.34	0.00
1' Computer Equipment And Software	35,628.74	41,434.15	(5,805.41)
1' Assets Under Capital Lease	0.00	0.00	0.00
1' Leased Equipment to Customers	8,610.00	10,045.00	(1,435.00)
1' Less: Accumulated Depreciation	217,312.32	211,335.69	5,976.63
Net Property and Equipment	**22,445.97**	**36,441.17**	**(13,995.20)**
GOODWILL AND INTELLECTUAL PROPERTY			
1' Net Goodwill And Intellectual Property	0.00	0.00	0.00
LONG TERM ASSETS			
1: Due To/From Saebo UK Limited	950,418.20	971,037.17	(20,618.97)
1: Other Assets	25,000.00	25,000.00	0.00
1(Security Deposits	10,128.71	9,228.71	900.00
Total Long Term Assets	**985,546.91**	**1,005,265.88**	**(19,718.97)**
TOTAL ASSETS	**2,505,154.56**	**2,430,497.23**	**74,657.33**
LIABILITIES AND PARTNER'S CAPITAL			
CURRENT LIABILITIES			
2: Accounts Payable	418,590.54	786,771.17	(368,180.63)
2: Accrued Liabilities	98,656.94	116,326.25	(17,669.31)
2: Accrued Payroll And Related Taxes Payable	79,993.00	111,372.10	(31,379.10)

2: Other Current Liabililites	464,500.00	0.00	464,500.00
Total Current Liabilities	**1,061,740.48**	**1,014,469.52**	**47,270.96**
LONG TERM LIABILITIES			
2: Accrued Preferred Return	2,647,201.71	2,360,298.09	286,903.62
2: Accrued Interest Related Party	258,063.49	274,868.04	(16,804.55)
2: Accrued Interest	5,412.66	0.00	5,412.66
2: Note Payable-T Wiebusch Consulting Fees	1,725,000.00	1,575,000.00	150,000.00
2: Note Payable-Wiebusch Capital	1,119,482.03	1,032,482.03	87,000.00
2: Note Payable-CHMG Solutions	1,979,000.00	1,655,000.00	324,000.00
2: Note Payable-CHMG Capital	120,456.92	120,456.92	0.00
2: Note Payable-PHC Building	0.00	37,000.00	(37,000.00)
2: Line of Credit-CHMG Capital	237,126.89	0.00	237,126.89
2: Other Long Term Liabilities	0.00	0.00	0.00
Total Long Term Liabilities	**8,091,743.70**	**7,055,105.08**	**1,036,638.62**
PARTNER'S CAPITAL			
3: Paid In Capital	5,921,436.19	5,921,436.19	0.00
3(Retained Earnings	(11,560,513.56)	(10,306,916.28)	(1,253,597.28)
Current Year Income/(Loss)	(1,009,252.25)	(1,253,597.28)	244,345.03
Total Partner's Capital	**(6,648,329.62)**	**(5,639,077.37)**	**(1,009,252.25)**
TOTAL LIABILITIES AND PARTNER'S CAPITAL	**2,505,154.56**	**2,430,497.23**	**74,657.33**

CERTIFICATION

I, Todd D. Wiebusch, Principal Executive Officer of SAEBO, Inc., hereby certify that the financial statements of SAEBO, Inc. included in this Report are true and complete in all material respects.

Todd D. Wiebusch

Principal Executive Officer